

January 31, 2011

David C. Burney
Chief Financial Officer and Treasurer
Astronics Corporation
130 Commerce Way
East Aurora, NY 14052

      **Re:    Astronics Corporation**
             **Form 10-K for Fiscal Year Ended December 31, 2009**
             **Filed March 1, 2010**
             **Definitive Proxy Statement on Schedule 14A**
             **Filed March 25, 2010**
             **File No. 000-07087**

Dear Mr. Burney:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Lauren Nguyen
                  Attorney-Advisor